UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 16, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Kraton Performance Polymers, Inc. and Kraton Polymers LLC

File No. 333-123747 - CF#27130

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Kraton Performance Polymers, Inc. and Kraton Polymers LLC submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-4 filed on April 1, 2005, as modified by the same exhibits refiled with fewer redactions as Exhibits 10.30, 10.31, 10.37, 10.44, and 10.45 to a Form 10-K/A File Number 001-34581 filed on October 28, 2011, as amended.

Based on representations by Kraton Performance Polymers, Inc. and Kraton Polymers LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.34	through March 1, 2021
Exhibit 10.36	through March 1, 2021
Exhibit 10.37	through March 1, 2021
Exhibit 10.38	through March 1, 2021
Exhibit 10.44	through March 1, 2021
Exhibit 10.49	through March 1, 2021
Exhibit 10.50	through March 1, 2021
Exhibit 10.51	through March 1, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel